Hogan Lovells
11th Floor, One Pacific Place
88 Queensway
Hong Kong

霍金路偉律師行	霍金路偉律師行
香港金鐘道88號
太古廣場一座11樓

T 電話 +852 2219 0888
F 傳真 +852 2219 0222
DX No 009021 Central
www.hoganlovells.com

February 3, 2025

VIA EDGAR

Mr. Scott Anderegg

Ms. Mara Ransom

Mr. Tony Watson

Ms. Angela Lumley

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Polibeli Group Ltd (CIK No. 0002035697)

Draft Registration Statement on Form F-4

Dear Mr. Anderegg, Ms. Ransom, Mr. Watson and Ms. Lumley,

On behalf of our client, Polibeli Group Ltd, a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission the Company’s revised draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) for confidential review. Following up on our recent phone discussion with the Staff on January 30, 2025, the Company has included in the Revised Draft Registration Statement a resale prospectus of the Company Shareholder (as such term is defined in the Revised Draft Registration Statement) with respect to the resale by the Company Shareholder of up to 30,102,200 Company Class A Ordinary Shares (as such term is defined in the Revised Draft Registration Statement) to be received by it if the proposed business combination is consummated, and other information to reflect recent developments.

Should you have any questions about the Revised Draft Registration Statement, please contact me by telephone at (852) 2840 5026 (office) or via email at stephanie.tang@hoganlovells.com.

Sincerely yours,

/s/ Stephanie Tang

Stephanie Tang

Partners

M Lin

O Chan

D Y C So

C J Dobby

N W O Tang

E I Low*

J P Kwan

S K S Li

L H S Leung

A J McGinty

J E M Leitch

B A Phillips

T Liu

J Cheng

M Wong

M Sit

Z Dong

Counsel

A D E Cobden

J S F Yim

J Leung

D Lau

S Suen

P J Kaur

Foreign Legal Consultants

S Tang

(New York, USA)

B Kostrzewa

(District of Columbia, USA)

S Jiang

(New York, USA)

*Notary Public

Cc:	Fucheng Yan, Chairman, Polibeli Group Ltd

Hua Chen, Chief Executive Officer and Principal Financial Officer, Polibeli Group Ltd

Shibin Wang, Chief Executive Officer and Director, Chenghe Acquisition II Co.

William Burns, Partner, Paul Hastings LLP

Rong Liu, Senior Partner, Marcum Asia CPAs LLP

Jerome Ooi, Partner and Co-Founder, Enrome LLP

Hogan Lovells is an affiliated business of Hogan Lovells International LLP, a limited liability partnership registered in England and Wales.

Hogan Lovells is part of an international legal practice that includes Hogan Lovells International LLP, Hogan Lovells US LLP and their affiliated businesses, with offices in: Alicante Amsterdam Baltimore Beijing Berlin Birmingham Boston Brussels Colorado Springs Denver Dubai Dublin Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Mexico City Miami Milan Minneapolis Monterrey Munich New York Northern Virginia Paris Philadelphia Riyadh Rome San Francisco Sao Paulo Shanghai Silicon Valley Singapore Sydney Tokyo Warsaw Washington, D.C. Associated Offices: Budapest Jakarta Shanghai FTZ. Business Services Centers: Johannesburg Louisville.

The word “partner” is used to describe a partner or member of Hogan Lovells International LLP, Hogan Lovells US LLP or any of their affiliated entities or any employee or consultant with equivalent standing. Certain individuals, who are designated as partners, but who are not members of Hogan Lovells International LLP, do not hold qualifications equivalent to members. For more information about Hogan Lovells, the partners and their qualifications, see www.hoganlovells.com.

Hogan Lovells is a member of the Pacific Rim Advisory Council with member offices in: Argentina Australia Brazil Canada Chile China (Mainland) Colombia France Hong Kong India Indonesia Japan Korea Malaysia Mexico Netherlands New Zealand Peru Philippines Singapore Taiwan Thailand USA Venezuela.